Mail Room 4561

March 2, 2010

Zhi Yong Li
Principal Executive Officer
Hyperera, Inc.
2316 S. Wentworth Ave.
Chicago, IL 60616

> **Re: Hyperera, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 12, 2010**
> **File No. 333-163035**

Dear Mr. Li:

We have reviewed your response to our letter dated February 11, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated December 7, 2009.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As previously requested, before requesting acceleration, please provide a statement from the Company acknowledging that:
   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.      Please include the disclosure required by Item 407(a) of Regulation S-K.  Refer to Item 11(n) of Form S-1.

3.      Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable, update the remainder of the filing accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

4.      We note your response to prior comment No. 10.  Please revise your disclosures to provide enhanced qualitative and quantitative disclosures to explain how the increases in operating expenses have assisted you in starting or initiating your plan of operation and obtaining financing.  For example, we note from your disclosure on page F-30 that your representative office was closed at June 30, 2009.  In this respect, you should provide a discussion of your material operating expenses that enables readers of your financial statements to see the company through the eyes of management.  We refer you to Item 303(a) of Regulation S-K and SEC Release 33-8350.

Shareholders' Equity, page 33

5.      We note your response to prior comment No. 12.  Revise your disclosures to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each equity related issuance.  This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Description of Property, page 33

6.      We note that you have entered into an office lease agreement with Kingwing Real Estate Co., Ltd. for one full year with monthly rent payments to be made in the amount of $2,570.  Please tell us what consideration you have given to filing this agreement as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K.

Financial Statements

Note B-Significant Accounting Policies

Revenue Recognition, page F-10

7.  It is unclear from your revenue recognition policy and response to prior comment No. 18 as to how you recognize revenues for multiple-element arrangements that include hardware, software and customized clinical information systems software.  Revise your disclosure to discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Describe the circumstances in which these elements are sold separately.  Tell us whether there is any service elements associated with your arrangements.  We refer you to the disclosure requirements of SAB Topic 13.B.

8.  Your disclosures on page 29 indicate that you recognized revenues of $66,018 from the sales of hardware as of December 31, 2009.  Please clarify the nature of the hardware sales and tell us whether there was a software element associated with this arrangement.  We refer you to FASB ASC 985-605-15-3.

9.  We note from your response to prior comment No. 19 that you believe gross reporting is appropriate for sales made pursuant to your three-year software distribution arrangement with Beijing Chaoran.  Please provide us with a more complete analysis of how you considered each of the indicators mentioned in FASB ASC 605-45.  As part of your response, please clarify further why you believe that you are the primary obligator and have inventory risk.

Interim Financial Statements

Note B-Significant Accounting Policies, page F-27

10.  Please note that the FASB Standards Codification became effective on July 1, 2009.  As a result, all non-SEC accounting and financial reporting standards have been superseded.  In future filings, please revise any references to accounting standards accordingly.

Note C-Related Party Transactions

Prepaid Expense to Supplier, page F-31

11.  We note your response to prior comment No. 24.  Tell us your consideration of disclosing the prepaid amounts to Beijing Chaoran as a related party transaction on the face of your consolidated financial statements.

\* \* \* \* \* \* \*

Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545.  If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,


Barbara C. Jacobs
Assistant Director


cc:     Via facsimile to: (813) 832-5284
        Michael T. Williams, Esq.